Exhibit 99.1

NEWS RELEASE
TSX: ELD NYSE: EGO	May 26, 2026

Eldorado Gold Publishes 2025 Sustainability Report, Incorporating Climate Change Strategy and Data

Emphasizes Sustainability as a Foundation for Safe, Responsible and Resilient Growth

(All dollar figures are in US dollars, unless otherwise stated)

VANCOUVER, BC – Eldorado Gold Corporation (TSX: ELD, NYSE: EGO) (“Eldorado” or the “Company”) is pleased to announce the publication of its 2025 Sustainability Report (the “Report”), which provides details of the Company’s environmental, social and governance (“ESG”) performance for the period January 1 to December 31, 2025, unless otherwise stated. The Report also includes historical data for 2023–2025 for greenhouse gas (“GHG”) emissions and other multi-year indicators. The 2025 Sustainability Report is available on Eldorado’s website (https://www.eldoradogold.com/sustainability/reporting).

“At Eldorado, sustainability starts with our people,” said George Burns, Chief Executive Officer. “The publication of our 2025 Sustainability Report reflects the dedication of our teams across Canada, Greece and Türkiye, and their commitment to operating safely, responsibly and with care for one another and the communities around us. In 2025, we continued to strengthen our health and safety culture through programs that encourage our people to speak up, support one another and take personal ownership of safety every day. We also advanced important initiatives to foster a more inclusive, connected and equitable workplace, because we know that strong performance begins with engaged and supported teams. I am proud of the progress we have made and grateful to our employees and contractors whose efforts continue to move us forward. As we build the next chapter of Eldorado’s growth, we remain focused on creating long-term value through responsible mining, with safety and sustainability at the core of everything we do.”

2025 Report Highlights and Achievements:

(Organized by the four pillars of our Sustainability Framework)

Safe, Inclusive and Innovative Operations

At Eldorado, we prioritize a positive culture of health and safety where everyone values their own and others’ safety and well-being. Protecting the health and safety of our employees, contractors, suppliers and communities is a cornerstone of our operating philosophy. We are focused on driving an engaged positive culture, as part of our continued efforts to eliminate fatalities, serious injuries and occupational diseases.

•	50% women on our Board of Directors and 38% women across our Officers and Senior Management(1);

•	25% global female hire rate achieved;

•	57% decrease in potentially fatal occurrence frequency rate; and

•	25% global completion of Courageous Safety Leadership workshops.

Engaged and Prosperous Communities

From the initial stages of exploration to the eventual reclamation and rehabilitation of a mine site, we rely on the relationships with our stakeholders and Indigenous peoples to work toward socially inclusive and sustainable development. By maintaining open and transparent communication, providing competitive wages and benefits, prioritizing local hiring and procurement, contributing our fair share of taxes and royalties, and investing in community programs and infrastructure, we work hard to support the development goals of our host communities and governments.

•	81% of our employees reside in local and host communities;

•	77% of our contractors are sourced from countries of operations;

•	$7.6 million in community investment, representing a 68% increase year over year; and

•	$1.2 billion spent on local/national procurement with suppliers, representing a 47% increase year over year.

Healthy Environments Now and for the Future

As a global company, we are subject to the environmental laws and regulations in each of our operating jurisdictions. We work closely with our regional teams to understand local regulations and align our environmental practices to meet these requirements and our Sustainability Integrated Management System (“SIMS”) standards. Our Climate Change Strategy sets out how we identify, assess, manage, and disclose climate-related risks, opportunities, and impacts across our operations and development projects.

•	0.42 tCO2e/oz Au average Scope 1 and Scope 2 GHG emissions intensity for operating mines(2);

•	46% of our GHG emissions mitigation target achieved(3);

•	76% water recycled and reused; and

•	48,280 indigenous plants established across 9,036 hectares to advance biodiversity and reclamation.

Responsibly Produced Products

The products we produce, primarily gold today and copper-gold concentrate in the future, play an essential role in the global economy and modern society. Gold serves as a store of value, supports financial systems, and contributes to a wide range of applications, including technology, medicine and innovation. Copper is a critical material for electrification and the energy transition, supporting the shift to a lower-carbon economy. With first copper concentrate expected in 2026, our entry into copper production is expected to contribute to these global outcomes.

•	Continuous improvement of our sustainability management system framework, SIMS, including the rollout of new training for our workforce;

•	Completed a Mining Association of Canada’s Towards Sustainable Mining verification at the Lamaque Complex, with Level AAA scores for all applicable protocols;

•	Full conformance with World Gold Council’s Responsible Gold Mining Principles and Conflict-Free Gold Standard; and

•	Independent Human Rights and Voluntary Principles on Security assessments completed across all operating sites.

Sustainability Data Centre

Eldorado Gold is pleased to announce, new for the 2025 reporting cycle, a new sustainability data centre, which is a centralized hub for sustainability data, alongside financial and operational data. The data centre is available on Eldorado’s website via this link: Data Centre.

Feedback

Eldorado Gold welcomes feedback from all stakeholders and communities regarding the Company’s sustainability reporting. Please direct comments or requests for further information to Investor Relations.

Notes:

(1)	Data as at December 31, 2025 and may therefore differ from those disclosed in Eldorado’s other reports published in 2026, which use different reporting timeframes.

(2)	GHG emissions intensity per ounce of gold includes only those operations that produced gold during the year (Lamaque Complex, Kışladağ, Efemçukuru and Olympias). This figure is calculated in alignment with the GHG Protocol Corporate Accounting and Reporting Standard.

(3)	This figure represents Eldorado’s estimated Scope 1 and Scope 2 GHG emissions mitigated from mines included in the GHG emissions mitigation target (Lamaque Complex, Kışladağ, Efemçukuru, Olympias and Stratoni) as at the end of 2025, as compared to an unmitigated “business-as-usual” scenario. The GHG emissions mitigation target does not include Skouries and is distinct from our corporate Scope 1 and Scope 2 GHG emissions measured on an absolute basis.

About Eldorado Gold

Eldorado is a gold and base metals producer with mining, development and exploration operations in Canada, Greece and Türkiye. The Company has a highly skilled and dedicated workforce, safe and responsible operations, a portfolio of high-quality assets, and long-term partnerships with local communities. Eldorado's common shares trade on the Toronto Stock Exchange (TSX: ELD) and the New York Stock Exchange (NYSE: EGO).

Contact

Investor Relations

Lynette Gould, VP, Investor Relations, Communications & External Affairs

647 271 2827 or 1 888 353 8166

lynette.gould@eldoradogold.com

Media

Chad Pederson, Director, Communications and Public Affairs

236 885 6251 or 1 888 353 8166

chad.pederson@eldoradogold.com

Cautionary Note about Forward-looking Statements and Information

Certain of the statements made and information provided in this news release are forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Often, these forward-looking statements and forward-looking information can be identified by the use of words such as “anticipate”, “believe”, “budget”, “continue”, “commitment”, “confident”, “deliver”, “estimate”, “expect”, “forecast”, “foresee”, “future”, “goal”, “generate”, “guidance”, “intend”, “opportunity”, “outlook”, “plan”, “project”, “potential”, “prospective”, “scheduled” “strive”, or “target” or the negatives thereof or variations of such words and phrases or similar words or statements that certain actions, events or results “can”, “could”, “likely”, “may”, “might”, “will”, or “would” be taken, occur or be achieved.

Forward-looking statements or information contained in this news release include, but are not limited to, statements or information with respect to: sustainability commitments, both generally in the pillars of our Sustainability Framework and in specific initiatives developed within each pillar; our beliefs with respect to our impact and approach to sustainability; our initiatives to foster a more inclusive, connected and equitable workplace; our focus on creating long-term value through responsible mining; our ongoing efforts towards our climate change strategy; and generally our strategy, plans and goals.

Forward-looking statements and forward-looking information are by their nature based on a number of assumptions that management considers reasonable. However, if such assumptions prove to be inaccurate, then actual results, activities, performance or achievements may be materially different from those described in the forward-looking statements or information. These include assumptions concerning, among other things: the current or future price of gold, copper and other commodities; anticipated values, costs, expenses and working capital requirements; the geopolitical, economic, permitting and legal climate that we operate in; general business and economic conditions, including interest rates, inflation, commodity and power prices, credit and financial market conditions and the impact of foreign exchange rates and tax rates and related frameworks; our ability to address the negative impacts of climate change and adverse weather; and our ongoing relations with regulators, communities, and our partners. In addition, except where otherwise stated, we have assumed a continuation of existing business operations on substantially the same basis as exists at the time of this news release. Even though we believe that the assumptions and expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statements or information will prove to be accurate. Many assumptions may be difficult to predict and are beyond our control.

Forward-looking statements or information contained in this news release are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements or information, including, but not limited to: prices of commodities and consumables; construction and development risks at the Skouries project, the McIlvenna Bay project and our other construction and development projects; changing political, economic and social conditions, including changes in governments or political systems, ongoing market uncertainty and global or regional geopolitical events, conflicts or disruptions; risks relating to our operations in foreign jurisdictions; risks related to production and processing; risks related to our improvement projects; our ability to integrate the assets of Foran Mining Corporation, advance its exploration and development assets and to realize anticipated synergies and benefits therefrom on the timelines expected or at all; delays and risks relating to surface construction, commissioning activities, ramp-up, and commercial production at McIlvenna Bay; our ability to obtain reliable supplies of power and water at a reasonable cost; our reliance on significant amounts of critical equipment; our reliance on infrastructure, commodities and consumables; inflation risk; risks related to fluctuations in the currency markets, including the Euro, Turkish lira, Canadian dollar and United States dollar; community relations and social license; environmental matters; geotechnical and hydrogeological structures, conditions or failures, including our ability to completely understand such structures and to mitigate such conditions or failures at a reasonable cost or at all; regulatory requirements as they relate to mine plan approvals; compliance with the Extractive Sector Transparency Measures Act (Canada); waste disposal; mineral tenure; permits, licenses and other authorizations; non-governmental organizations; reputational issues; climate change; change of control; actions of activist shareholders; estimation of Mineral Reserves and Mineral Resources; risks related to replacement of Mineral Reserves; regulatory reviews and different standards used to prepare and report Mineral Reserves and Mineral Resources; risks relating to any pandemic, epidemic, endemic or similar public health threats; regulated substances; acquisitions, including integration risks; dispositions; co-ownership of our properties; investment portfolio; volatility, volume fluctuations, and dilution risk in respect of our shares; competition; reliance on a limited number of smelters and off-takers; information and operational technology systems; liquidity and financing risks; indebtedness, including current and future operating restrictions, implications of a change of control, ability to meet debt service obligations, the implications of defaulting on obligations and changes in credit ratings; total cash costs per ounce and all in sustaining costs, including in relation to the market price of gold and the Company’s profitability; interest rate risk; credit risk; tax matters; financial reporting, including relating to the carrying value of our assets and changes in reporting standards; the global economic environment; labour risks (availability of labour resources, including for construction, development and improvements activities, and their productivity; and risks relating to employee/union relations, employee misconduct, key personnel, skilled workforce, expatriates and contractors, reclamation and long-term obligations); turnover and attrition rates of labour, and related impacts thereto; the unavailability of insurance; Sarbanes-Oxley Act, applicable securities laws, and stock exchange rules; risks related to title and surface rights; risks relating to environmental, sustainability, health and safety, and governance matters; technology and cybersecurity risks; corruption, bribery, and sanctions; litigation and contracts; conflicts of interest; compliance with applicable laws, legislation and regulations; dividends; tariffs and other trade barriers; and those risk factors discussed in the section titled “Risk Factors in Our Business” in the Company’s most recent Annual Information Form and Form 40-F. The reader is directed to carefully review our most recent Annual Information Form, Form 40-F and other regulatory filings filed on SEDAR+ and EDGAR under our Company name for a fuller understanding of the risks and uncertainties that affect the Company’s business and operations.

The inclusion of forward-looking statements and information is designed to help you understand management’s current views of our near and longer-term prospects, and it may not be appropriate for other purposes. There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change and you are referred to the full discussion of the Company’s business contained in the Company’s reports filed with the securities regulatory authorities in Canada and the United States. Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein.